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11021445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Rockside Road, Suite 370
(No. and Street)

Independence (City) OH (State) 44131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn C. Kaufman 216-830-1111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Michalski, CPA Neece, Malec, Seifert, and Vitaz
(Name – *if individual, state last, first, middle name*)

5840 Heisley Road, Suite 201 (Address) Mentor (City) OH (State) 44060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/25

OATH OR AFFIRMATION

I, Carolyn C. Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securities, Incorporated, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn C Kaufman
Signature

President
Title

Notary Public

VAN P. CARTER, Attorney
NOTARY PUBLIC - STATE OF OHIO
My Commission Has No Expiration Date
Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED
CLEVELAND, OHIO

FINANCIAL STATEMENTS
DECEMBER 31, 2010

PRIM SECURITIES, INCORPORATED
FINANCIAL STATEMENTS

NEECE
MALEC
SEIFERT
& VITAZ
Certified Public Accountants

www.neececpa.com

Independent Auditors' Report

To the Stockholders of
Prim Securities, Incorporated

We have audited the accompanying statement of financial position of Prim Securities, Incorporated (a wholly-owned subsidiary of Prim Capital Corporation) as of December 31, 2010, and the related statement of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information contained on pages 10 and 11 is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neece Malec Seifert & Vitaz

Mentor, Ohio
February 25, 2011

CHARDON OFFICE: 121 South Street, Suite 201
Chardon, OH 44024
(440) 286-5222 Phone
(888) 942-8111 Toll Free
(440) 286-4300 Fax

MENTOR OFFICE: 5966 Heisley Road, Suite 201
Mentor, OH 44060
(440) 951-2451 Phone
(440) 352-3949
(440) 352-9314 Fax

GARFIELD OFFICE: 5258 Transportation Boulevard
Garfield Heights, OH 44125
(216) 663-1264 Phone
(216) 662-4319 Fax

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash and cash equivalents	$ 10,007
Commissions receivable	16,492
Intercompany receivable	84,568
Prepaid expense	3,762
Total current assets	114,829
Total assets	$ 114,829

STOCKHOLDERS' EQUITY

Stockholders' Equity	
Common stock 1,000 shares authorized, 50 shares issued and outstanding at $ 10 par value	$ 500
Additional paid-in capital	285,513
Accumulated deficit	(171,184)
Total stockholders' equity	$ 114,829

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 188,177
Miscellaneous income	5,012
Total revenues	193,189
EXPENSES	
Management fees	93,300
Regulatory fees	5,252
Professional fees	7,200
Other operating expenses	350
Total expenses	106,102
INCOME BEFORE INCOME TAX PROVISION	87,087
Income tax provision	13,063
Net income	$ 74,024

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Beginning balances - December 31, 2009	$ 500	$ 285,513	$ (245,208)
Net income for the year	-	-	74,024
Ending balances - December 31, 2010	$ 500	$ 285,513	$ (171,184)

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	74,024
Adjustments to reconcile changes in net assets to net cash used in operating activities		
(Increase) decrease in assets		
Commissions receivable		3,513
Intercompany receivable		(77,553)
Prepaid expense		(8)
Net cash used by operating activities		(74,048)
Net decrease in cash and cash equivalents		(24)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		10,031
CASH AND CASH EQUIVALENTS - END OF YEAR	$	10,007

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

BUSINESS ACTIVITY

Prim Securities, Incorporated (the "Company") is a registered broker/dealer in securities. The Company is primarily involved in the sale of interests in public limited partnerships, investment company shares, variable annuities and general securities. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income - Income and expenses are reported on the accrual basis of accounting. Income is reported when investor subscriptions or funds are transmitted to issuers or agents. Commission income is contingent upon acceptance by the issuer/agent. In the case of limited partnerships, commissions generally are not paid until the first disbursement has been made from the applicable escrow account. There is a contingent risk that the terms of the offering will not be met and, therefore, commissions will not be paid. Commission expenses are recorded concurrently with commission income. The Registered Representative Contract, signed by each representative, provides that commissions "will be paid as commissions are received by Prim Securities, Incorporated". Any orders or trades that are canceled result in a reversal of the commission income and expense on the records of the Company.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes –The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income tax payables to the tax authorities are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of managements, it is more likely that not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

For the year ended December 31, 2010, the Company followed guidance permitted under FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes". This guidance had no impact on the Company's statement of financial position or statement of operations. The Company does not believe its financial statements include any uncertain tax positions.

Generally, the Company's statutes of limitation for tax liabilities are open for tax years ended December 31, 2007 and forward. The Company's major taxing jurisdiction is the United States. Within the United States, only Ohio could give rise to significant tax liabilities.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in a checking account, certificate of deposit and money market fund.

INCOME TAXES

There was an income tax provision of $ 13,063 recorded by the Company for the year ended December 31, 2010.

Following is a reconciliation of the expected income tax expense/benefit to the amount based on the U.S. statutory rate of 15% for the year ended December 31, 2010:

Income tax provision based on U.S. statutory rate	$ 13,063
Current period change in the valuation allowance	--
Provision for income taxes	$ 13,063

NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2010, the Company had net capital of $ (3,023) that was $ -0- in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 0%.

RELATED PARTY TRANSACTIONS

Prim Securities, Incorporated is a wholly-owned subsidiary of Prim Capital Corporation. The Company shares facilities, office support and employees with other affiliated companies and is billed its share of these costs. Accordingly, "Management fees" includes allocations of costs for these items and management fees which amounted to $ 93,300 in the aggregate.

SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2011, which is the date on which the financial statements were available to be issued. No events were identified that would require adjustment to or disclosure in the financial statements.

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

Net Capital	
Total stockholders' equity from statement of financial position	$ 114,829
Deductions and/or charges:	
Non-allowable charges	104,789
Fidelity bond reduction	-
Total deductions and/or charges:	104,789
Net capital before haircuts on security positions	10,040
Haircuts on securities [computed pursuant to 15c3-1(f)]	-
Net capital	$ 10,040
Computation of Aggregate Indebtedness	
Liabilities from statement of financial condition	$ -
Computation of Basic Net Capital Requirement	
6-2/3% (.0667) of aggregate indebtedness	$ -
Minimum required net capital	$ 5,000
Excess net capital	$ 5,040
Percentage of aggregate indebtedness to net capital	0.00%
Excess net capital at 1,000%	$ 10,040

PRIM SECURITIES, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED DECEMBER 31, 2010

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2010 filed with the Securities and Exchange Commission and the amount included in the accompanying Computation of Net Capital follows at December 31, 2010.

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 10,040
Net audit adjustments	-
Net capital, as reported in Schedule I	$ 10,040

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

NEECE
MALEC
SEIFERT
& VITAZ
Certified Public Accountants

www.neececpa.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholders
Prim Securities, Incorporated

In planning and performing our audit of the financial statements of Prim Securities, Incorporated for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CHARDON OFFICE: 121 South Street, Suite 201
Chardon, OH 44024
(440) 286-5222 Phone
(888) 942-8111 Toll Free
(440) 286-4300 Fax

MENTOR OFFICE: 5966 Heisley Road, Suite 201
Mentor, OH 44060
(440) 951-2451 Phone
(440) 352-3949
(440) 352-9314 Fax

GARFIELD OFFICE: 5258 Transportation Boulevard
Garfield Heights, OH 44125
(216) 663-1264 Phone
(216) 662-4319 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Neece Malec Seifert & Vitez

Mentor, Ohio
February 25, 2011